Exhibit 99.2

November 4, 2011

PRIVATE AND CONFIDENTIAL

New Gold Inc.
Suite 3110 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Dear Sirs or Mesdames:

Re: Arrangement Agreement dated November 4, 2011 between Silver Quest Resources Ltd., New Gold Inc. and Independence Gold Corp. – Disclosure Letter

This letter, together with the attached schedule, constitutes the Silver Quest Disclosure Letter referred to and defined in the arrangement agreement (the “Arrangement Agreement”) between Silver Quest Resources Ltd. (“Silver Quest”), New Gold Inc. (“New Gold”) and Independence Gold Corp. (“Independence Gold”) dated as of the date hereof.

The purpose of this Silver Quest Disclosure Letter is to disclose to New Gold, certain information required to be disclosed by the Arrangement Agreement and to disclose the qualifications, modifications or exceptions to certain representations, warranties and covenants of Silver Quest contained in the Arrangement Agreement.  This Silver Quest Disclosure Letter constitutes an integral part of the Arrangement Agreement.

The numbering of the attached schedule corresponds to the same section in the Arrangement Agreement. For greater clarity, any introductory language and headings in this Silver Quest Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Arrangement Agreement.  Information disclosed in any schedule of this Silver Quest Disclosure Letter will be deemed disclosed with respect to such other sections or subsections of the Arrangement Agreement or this Silver Quest Disclosure Letter to which such written information, on its face, would obviously pertain in light of the form and substance of the disclosure made.

No item in this Silver Quest Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation will be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Silver Quest Disclosure Letter constitutes an admission of any liability or obligation of Silver Quest to any third party or will confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right.  This Silver Quest Disclosure Letter is qualified in its entirety by reference to the provisions of the Arrangement Agreement, and is not intended to constitute, and will not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Arrangement Agreement.  The inclusion of any item in this letter will not be construed as an admission or opinion by Silver Quest of the materiality of such item.

This Silver Quest Disclosure Letter is deemed to include the following, all of which are to be regarded as having been disclosed to New Gold:

1.
all matters contained or referred to in this Silver Quest Disclosure Letter and in any document annexed to or referred to in this Silver Quest Disclosure Letter and all matters apparent from the information disclosed in this Silver Quest Disclosure Letter or in any document annexed to or referred to herein; and

2.
all matters and documents contained or referred to in the Arrangement Agreement (including the Schedules attached thereto) or any document which may be entered into or executed and delivered between the parties pursuant to the Arrangement Agreement and the transactions contemplated therein.

All capitalized terms used in this Silver Quest Disclosure Letter will have the meanings attributed thereto in the Arrangement Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, are to Canadian dollars.  This Silver Quest Disclosure Letter will be governed by and construed in all respects in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

SILVER QUEST RESOURCES LTD.
By:	“Randy C. Turner”
Name:	Randy C. Turner
Authorized Signing Officer

We hereby acknowledge receipt and accept the contents of this Silver Quest Disclosure Letter this 4thday of November, 2011.

NEW GOLD INC.
By:	“Robert Gallagher”
Name:	Robert Gallagher
Authorized Signing Officer

SCHEDULE

ORGANIZATION AND CAPITALIZATION

Sections 1.01 and 3.01(b)

Authorized Capital	Unlimited Common Shares without par value
	Number	Cash Value (C$)
Outstanding common shares	111,284,302
Outstanding Silver Quest Warrants	5,578,477	6,502,547
Outstanding Silver Quest Options	7,000,000	3,710,750
Fully-diluted common shares	123,862,779	10,213,297

Please see attached Appendix 2 for details of exercise prices and expiry dates of outstanding convertible securities of Silver Quest.

In addition to the common shares issuable upon exercise of the Silver Quest Options and Silver Quest Warrants, $90,000 and 50,000 shares are still owing pursuant to the JAG Option Agreement (described further below) and 100,000 shares are owing pursuant to the Buck Option Agreement (described further below).  The 50,000 shares shown in the disclosure memorandum (the “Disclosure Memorandum”) to the letter agreement dated October 16, 2011 as owing pursuant to the Fawn & Buck Agreement (as defined below) were in error.  The agreement provided for such issuance, but the TSX-V objected and the 50,000 shares were converted into a cash consideration.  Note that the Company has not paid the cash considerations that were due on October 15, 2011 on the Fawn & Buck claims, and as a result the agreement is in default.  The Company intends to return the claims to the vendor, with sufficient assessment work filed to meet its obligations in this regard.  The claims will be returned prior to December 15, 2011 and therefore the [redacted] that would be owing by October 15, 2012 pursuant to the Fawn & Buck Agreement is not set out in the table below.

Further, an aggregate of 1,900,000 common shares are issuable pursuant to five mineral property purchase option agreements (as further set out in the table below) in respect of the properties in the Yukon Territory, of which 51,000 common shares must be issued and a single cash payment of $25,000 must be paid prior to December 31, 2011 (due on November 19, 2011) in order to maintain the Poker Option Agreement (as defined in Schedule D to the Arrangement Agreement) in good standing and 300,000 common shares must be issued and a single cash payment of $75,000 must be paid prior to December 31, 2011 (due on December 30, 2011) in order to maintain the Tarsis Option Agreement (as defined in Schedule D to the Arrangement Agreement) in good standing.

Property	Counterparty	Date	Cash ($)	Incremental Shares	Cumulative Shares

Targeted Properties
Buck	Paget Minerals Corp.	2012-Jan-07		100,000	100,000
JAG	Mr. Piotr Lutynski	2012-Jul-04	90,000	50,000	50,000

Other Mineral Properties

Boulevard	Northgate/Rimfire	2012-Jul-20	40,000	200,000	200,000
		2013-Jul-20	40,000	200,000	400,000

Prospector Mnt	Tarsis	2011-Dec-30	75,000	300,000	300,000
		2012-Dec-30	125,000	300,000	600,000

Poker	Andersen et al	2011-Nov-19	25,000	51,000	51,000
		2012-Nov-19	50,000	99,000	150,000
		2013-Nov-19	100,000	150,000	300,000

CCR (Sizzler)	Andersen et al	2012-Jun-29	15,000	200,000	200,000

WIT	Bullrun Prospecting	2012-Jan-15		100,000	100,000
		2012-Jul-15		100,000	200,000
		2013-Jan-15		100,000	300,000
		2013-Dec-15		100,000	400,000

		Total:	560,000	2,050,000

Note that the total shares in the Disclosure Memorandum was 2,400,000 which included 500,000 shares that would have been issued pursuant to the purchase option agreement on the Rude Creek claims.  As the agreement for Rude Creek was terminated shortly after the Disclosure Memorandum was signed, the total shares to be issued has fallen from 2,400,000 to the 2,050,000 shown in this table.

AUTHORITY

Section 3.01(c)

Subsection 3.01(c)(i)(C) – With respect to the office lease set out section 3.01(j) below, a consent from [redacted] may be required to transfer the lease to Independence Gold.  Silver Quest does not have a copy of the underlying lease agreement on file and will endeavor to provide it to New Gold as soon as possible upon requesting it from [redacted].

Also, see response to Section 3.01(m), (n) and (o) of this Silver Quest Disclosure Letter and the summaries of property option agreements set out in Schedule D to the Arrangement Agreement.

Subsection 3.01(c)(iii) – certain property agreements include the payment of a net smelter return (NSR) royalty in favour of the counterparty.  See Appendix 1 – Property Commitments.

3.01(c)(iv)

	Salaries (C$)(1)	Benefits (C$)(2)
Staff (8 people)	302,550	31,088
Management (3 people)	955,000(3)	25,579
Total	1,257,550	56,667
Notes:
(1)           Salaries payable assumes Closing to occur no later than December 31, 2011.

(2)
Silver Quest pays the premiums on benefits provided by [redacted] under a group policy for employees terminated pursuant to “change of control” provisions in their letters of employment of a period ranging between 6 and 36 months (depending on the individual).

(3)
This amount is broken down as follow:  $75,000 to VP Exploration; $100,000 to the Chief Financial Officer; and $780,000 to the Chief Executive Officer (the “CEO”) not including the potential payment of the full amount of the installments falling due in respect of the annual remuneration owed to the CEO through to the fifth business day following the last day of the specified notice of resignation or termination, plus an amount equal to the amount, if any, of any amount of expenses reimbursable under the CEO’s management agreement (the “Management Agreement”) and the amount, if any, of any other compensation actually accrued and then payable to Rand Explorations Ltd. (the contractor providing the management services of the CEO to Silver Quest, which is a party to the CEO Agreement) which has not been paid to the CEO.

See “Section 4.01(m) Employment Agreements” below re the CEO’s salary and the VP Exploration’s salary.

The CEO is the only individual included in the above table who would be receiving more than $100,000 in severance.  The Chief Financial Officer would receive $100,000 in severance (see “Absence of Changes” below).

With respect to consents or approvals required in connection with Silver Quest’s property interests, the Targeted Properties are described below in the response to sections 3.01 (m), (n) and (o).  See descriptions of property agreements in Schedule D to the Arrangement Agreement for Silver Quest’s other mineral properties.

SUBSIDIARIES

Section 3.01(f)

The Davidson Joint Venture is the only other corporation or unincorporated entity in which Silver Quest owns an interest.

NO DEFAULTS

Section 3.01(g)

[Redacted]

ABSENCE OF CHANGES

Section 3.01(h)

The Compensation Committee of the Silver Quest Board of Directors approved a severance arrangement for SQI’s Chief Financial Officer on October 13, 2011 that provides for a payment of $100,000.

On October 11, 2011, the Silver Quest Board of Directors approved a one-time payment of $10,000 and a monthly payment (starting on November 1, 2011) of $1,500 to each of the five non-executive directors.

See “Section 4.01(m) Employment Agreements” below re the CEO’s salary and the VP of Exploration’s salary.

EMPLOYMENT AGREEMENTS

Section 3.01(i)

The CEO Agreement, which provides for a payment equal to 36 times the monthly salary of the CEO plus the full amount of the installments falling due in respect of the annual remuneration owed to the CEO through to the fifth business day following the last day of the specified notice of resignation or termination, plus an amount equal to the amount, if any, of any amount of expenses reimbursable under the CEO Agreement and the amount, if any, of any other compensation actually accrued and then payable to Rand Explorations Ltd. (the contractor providing the management services of the CEO to Silver Quest, which is a party to the CEO Agreement) which has not been paid.

See “Section 4.01(m) Employment Agreements” below re the CEO’s salary and the VP Exploration’s salary.

FINANCIAL MATTERS

Section 3.01(j)

On September 6, 2011, a new office lease for 5,868 square feet was executed between Silver Quest and [redacted] with a start date of January 1, 2012 and an end date of December 31, 2015 (the “Office Lease”).  The new office lease contains the following base rates and estimated operation costs:

[Redacted]

Aside from the foregoing, together with the payments required to maintain property option agreements in good standing as disclosed in Appendix 1 and the severance payments disclosed in Subsection 3.01(c)(iv), SQI has no liability or obligation not reflected in the unaudited consolidated financial statements for the quarter ended August 31, 2011.

For greater certainty, the Office Lease will be transferred to Independence Gold and there are no other liabilities or obligations not reflected in the unaudited consolidated financial statements of Silver Quest for the quarter ended August 31, 2011, except liabilities and obligations incurred in the ordinary and regular course of business.

TITLE TO TARGETED PROPERTIES; TARGETED PROPERTIES; MINERAL RIGHTS

Sections 3.01 (m), (n) and (o)

As further described below, certain of the properties comprising the Capoose project and certain of the properties in the Yukon are burdened by NSR royalties.  The royalty rates are shown in Appendix 1. In addition, three of the four claims comprising the Davidson project are burdened by a 2% NSR royalty.

Most of the properties have a buy-down provision by which Silver Quest can reduce the rate of royalty by making a one-time lump sum payment.  The JAG property (defined below) also provides for the payment of advance royalties.  Almost all the purchase option agreements (“POA”) provide that any transfer of an interest by Silver Quest in the property subject to the POA will require the transferee to commit in writing to assume the transferor’s obligations and liabilities, and some require the Optionor’s consent (not to be unreasonably withheld).

Most of the POAs also provide that if Silver Quest elects to terminate the agreement prior to the option being exercised, the claims must be returned with at least one year’s assessment work (in some cases, two years’ assessment work) credited to the claims.

The only rights that SQI holds in its mineral properties are those rights attendant to the claims themselves and the rights conveyed pursuant to permits issued by governmental agencies in connection with the execution of work programs on said claims.  SQI is not a party to any licences or agreements other than as disclosed herein.

The various property agreements in respect of the Targeted Properties are summarized below:

Capoose Project

BOT

Pursuant to a purchase option agreement dated October 13, 2010 between Silver Quest and Mr. John Bot (the “Bot Agreement”), Silver Quest holds a 100% interest in and to the thirty mineral tenures in the Omineca Mining Division, British Columbia which are subject to the Bot Agreement.  A royalty buy-down of two-thirds of the NSR (i.e, 1.0% of the 1.5% NSR) can be purchased at any time for $2 million.  All or part of the claims are freely transferable, provided that the transferee will have first delivered to the optionor its agreement related to the Bot Agreement and the mineral tenures subject to the Bot Agreement (a “Bot Transferee Agreement”) containing a covenant to perform the obligations of Silver Quest to be performed under the Bot Agreement in respect of the interest acquired and a provision subjecting any further sale, transfer or other disposition of such interest, or any portion thereof, to the same requirement to obtain a Bot Transferee Agreement from the subsequent transferee.  If Silver Quest decides to surrender any claims after having exercised the option, it must give notice to the optionor 45 days prior to the proposed surrender and Mr. Bot will have the option to reacquire such claims.

For greater certainty, ten of the thirty mineral tenures subject to the Bot Agreement (set out below) will not form part of the Targeted Properties and will instead by transferred to Independence Gold Corp.  As a result, a Bot Transferee Agreement with respect to these ten claims will need to be delivered to Mr. Bot.

Claims subject to the Bot Agreement that will be transferred to Independence Gold Corp. and do not form part of the Targeted Properties:

Mineral Tenure Number	Mineral Tenure Number
642243	706633
642269	706634
643303	706635
705004	706636
705005	706637

BUCK

Pursuant to a purchase option agreement dated January 7, 2011 between Silver Quest and Paget Minerals Corp. (the “Buck Agreement”), Silver Quest has an option (the “Buck Option”) to earn a 100% interest in and to the eight mineral tenures in the Omineca Mining Division, British Columbia which are subject to the Buck Agreement.  Upon exercise of the Buck Option, Paget Minerals Corp. will retain a 1.5% NSR.  A royalty buy-down of two-thirds of the NSR (i.e, 1.0% of the 1.5% NSR) can be purchased at any time for $2 million.  All or part of the claims are freely transferable, provided that the transferee will have first delivered to the optionor its agreement related to the Buck Agreement and the mineral tenures subject to the Buck Agreement (a “Buck Transferee Agreement”) containing a covenant to perform the obligations of Silver Quest to be performed under the Buck Agreement in respect of the interest acquired and a provision subjecting any further sale, transfer or other disposition of such interest, or any portion thereof, to the same requirement to obtain a Buck Transferee Agreement from the subsequent transferee.  If Silver Quest decides to surrender any claims after having exercised the option, it must give notice to the optionor 45 days prior to the proposed surrender and Paget Minerals Corp. will have the option to reacquire such claims.

CAPOOSE

Pursuant to an addendum dated January 18, 2008 (the “Bearclaw Addendum”) to the option and joint venture agreement dated December 31, 2007 between Bearclaw Capital Corp. and Silver Quest (the “Bearclaw Agreement”), Silver Quest earned a 100% interest in the mineral tenure in the Omineca Mining Division, British Columbia (the “Capoose Claim”) which is subject to the Bearclaw Addendum and Bearclaw Agreement.  Bearclaw Capital Corp. retains a 2.25% NSR (the “Bearclaw NSR”), four-ninths of which (i.e., 1% of the 2.25%) can be purchased at any time for $1.5 million.  The Bearclaw NSR is an obligation which creates a property interest and such royalty interest is intended to run with and form part of the property subject to the Bearclaw Agreement.  Any subsequent transferee must agree to assume the obligation for payment of the Bearclaw NSR applicable to any interest that Silver Quest wishes to transfer.  There is a 2 kilometre area of interest (the “Bearclaw Area of Interest”) from the external boundaries of the property.  Any claims within the Area of interest will be subject to the Bearclaw NSR.

The Capoose Claim also falls within the Silver Trend Area of Mutual Interest (as defined below).  Pursuant to the right of first offer/right of first refusal provision in the Silver Trend Agreement (set out below), consent or notification required.

[Redacted]

Note:  The Bearclaw Addendum and Bearclaw Agreement cover a single claim, referred to as the “Capoose Claim”, which is distinguished from the “Capoose Project”, which encompasses all the claims shown under the “Capoose” heading in Appendix 1.

FAWN & BUCK

Pursuant to an option and joint venture agreement dated October 15, 2009 between North Bay Resources Inc. and Silver Quest (the “Fawn & Buck Agreement”), a first amendment to its section 3 dated November 25, 2009 and a second amendment to its section 3 dated September 13, 2010, Silver Quest has an option to earn a 75% interest in the joint venture.  The Fawn & Buck Agreement has a right of first refusal provision.  If a participant’s interest in the JV is diluted to 10%, it automatically converts to a 2% NSR and the remaining participant gets a 100% interest in the property.  There is a buy-down provision, exercisable up to 90 days after Commercial Production is achieved, to buy-down one-half (i.e., 1%) of the NSR for $1 million.

THE RESULTS OF THIS YEAR’S DRILLING WERE DISAPPOINTING AND CONTINUING THE AGREEMENT ON THE EXISTING TERMS CANNOT BE JUSTIFIED.  ACCORDINGLY, SILVER QUEST WILL ALLOW THE AGREEMENT TO TERMINATE.

Certain obligations set out in the Fawn & Buck Agreement exist including:  (i) leaving the property in good standing with respect to the filing of assessment work for a period of 24 months from the date of termination, and free and clear of all liens arising from Silver Quest’s operations; (ii) leaving the property in a safe and orderly condition which is in compliance with all rules and governmental orders with respect to reclamation and rehabilitation of all disturbances resulting from Silver Quest’s use of the property; (iii) delivering to North Bay within 90 days of a written request, a report on all work carried out by Silver Quest on the property; (iv)  within two days of the termination date, initiating the transfer of record title to the property; and removing within 90 days of a request from North Bay all facilities erected, installed or brought onto the property by Silver Quest.

JAG

Pursuant to an option agreement dated April 21, 2010 between Silver Quest and Mr. Piotr Lutynski (the “JAG Agreement”), Silver Quest has an option (the “JAG Option”) to earn a 100% interest in and to eight mineral tenures located in the Omineca Mining Division, British Columbia which are subject to the JAG Agreement (the “JAG Property”).  Upon the exercise of the JAG Option, Mr. Lutynski will retain a 2.0% NSR royalty, with a buy-down provision (one-half, i.e., 1% for $1 million) exercisable at any time after the JAG Option has been exercised.  Advance royalty of [redacted] per year will become due commencing July 4, 2013.  Advance royalties paid will be creditable against production royalties and the buy-down amount (to the extent they have not been credited against production royalties).  All or part of the claims are freely transferable, provided that the transferee will have first delivered to Mr. Lutynski its agreement related to the JAG Agreement and the mineral tenures subject to the JAG Agreement (a “JAG Transferee Agreement”) containing a covenant to perform the obligations of Silver Quest to be performed under the JAG Agreement in respect of the interest acquired and a provision subjecting any further sale, transfer or other disposition of such interest, or any portion thereof, to the same requirement to obtain a JAG Transferee Agreement from the subsequent transferee.  Such transferee must also assume the obligation to make the advance royalty payments set out above.  If Silver Quest decides to surrender any claims after having exercised the option, it must give notice to the optionor 45 days prior to the proposed surrender and Mr. Lutynski will have the option to reacquire such claims.  Claims conveyed back to the vendor must have two years assessment work credited.

One claim subject to the JAG Agreement (JAG Claim 552497) falls within the Silver Trend Area of Interest (defined below) and is therefore subject to the Teck ROFR (defined below).

SILVER TREND

The Silver Trend claims are comprised of eleven mining claims (the “Silver Quest Claims”) in the Omineca Mining Division, British Columbia, which were staked by Silver Quest.  Nine of these eleven claims fall within the Bearclaw Area of Interest of the Bearclaw Agreement set out above, and will therefore be subject to the royalty terms applicable to the Bearclaw NSR set out above.

The Silver Trend claims are subject to an agreement dated September 12, 2008 between Silver Quest and Teck Resources (the “Silver Trend Agreement”).  Teck Resources holds a right of first offer/right of first refusal (the “Teck ROFR”) over any disposition of all or any part of mineral rights held or acquired by Silver Quest within an area of interest (the “Silver Trend Area of Interest”).  Pursuant to the right of first offer/right of first refusal provision in the Silver Trend Agreement, consent or notification is required only upon a disposition of the claims within the Silver Trend Area of Interest.  The Silver Trend Agreement also requires Silver Quest to give notice to Teck Resources of any proposed abandonment and if Teck Resources elects to acquire the claims that are being proposed for abandonment, such claims must be transferred to Teck Resources with a minimum of 90 days assessment work.

The following chart sets out which of the Silver Quest Claims are subject to the Bearclaw NSR and which of the Silver Quest Claims are subject to the Teck ROFR:

Claim Number	Claim subject to Bearclaw NSR	Claim subject to Teck ROFR
552493	Yes	Yes
552494	Yes	Yes
552495	Yes	Yes
564372	Yes	Yes
564373	Yes	Yes
564375	Yes	Yes
564376	Yes	Yes
564377	No	Yes
580086	Yes	Yes
706629	No	No
706630	Yes	No

Notes:

-
JAG West Claim 706593 also subject to the Bearclaw NSR (as described above).  The JAG West Claim 706593 was staked by Silver Quest and is not subject to the JAG Agreement or the NSR royalty payable pursuant to the JAG Agreement (as described above).

-	JAG Claim 552497 also subject to Teck ROFR as it falls within the Silver Trend Area of Interest (as described above).

-
Pursuant to a waiver agreement dated July 4, 2008 between Piotr Lutynski and Silver Trend., Mr. Lutynski waived all of his future interest in claim 552494 for a one time cash payment by Silver Quest.  In addition to this cash payment, Claim 552494 is subject to a 0.5% NSR royalty in favour of Mr. Lutynski.  Silver Quest has the right at any time to buy back one-half (i.e. 0.25% NSR) for $250,000.

Davidson Project

Pursuant to a letter agreement (the “Davidson Letter Agreement”) dated March 18, 2009 between Silver Quest and Richfield Ventures Corp. (“Richfield”), Richfield acquired a 75% interest in the four mineral claims located in Omineca Mining Division of British Columbia (the “Davidson Property”).  Three of the four claims comprising the Davidson Property are subject to an underlying 2% NSR in favour of West Range Exploration Ltd.  The underlying royalty can be purchased at any time for a cash payment of $2,000,000.  Pursuant to the Davidson Letter Agreement, Silver Quest and Richfield formed a joint venture, which was subsequently formalized in a joint venture agreement dated February 1, 2011 between Silver Quest and Richfield (the “Davidson JV Agreement”).  If a participant’s interest in the JV is diluted to 10%, that participant shall be deemed to have withdrawn from the Davidson JV Agreement and shall relinquish its entire interest in the Davidson Property.  Neither participant shall sell or otherwise transfer or assign any of its interest under the Davidson JV Agreement except where (i) it disposes of such interest in its entirety, (ii) such disposition is pursuant to an agreement in which the consideration is expressed in a monetary amount, (iii) such disposition is a single transaction not directly or indirectly part of some other sale or purchase or agreement for any additional consideration of any nature and (iv) there is no default of any covenants and agreements contained in the Davidson JV Agreement by the participant making such disposition.  If a participant has an intention to sell its interest, it must provide written notice to the other participant setting out the terms and conditions of such offer.  The other participant will have a right of first refusal to purchase the interest on the same terms and conditions as the offer that is the subject of the notice, and that participant will have 60 days from the receipt of the notice to exercise that right of first refusal.

Obligations, debt and liabilities relating to the Properties

Silver Quest has no debt that relates to the Properties.

Field work on the Capoose project ended on October 15, 2011.  There are a number of goods and services that have been provided by suppliers and contractors over the last four to six week that have not been invoiced.  Silver Quest has estimated $500,000 to cover anticipated costs to be incurred through the end of the year, the bulk of which will be the charges from the drilling and camp contractors for the period from mid-September to mid-October, assaying that is in process, driller demobilization charges and miscellaneous charges.

The Davidson Property is under the sole control and direction of New Gold Inc. through its wholly-owned subsidiary, Richfield, which is the Operator of the Davidson Joint Venture.  Silver Quest has no authority to contract for (and has not contracted for) goods and services for the Davidson Property and accordingly, has not provided any accrual for expenses that relate to the Davidson Property.

In July, 2011, Silver Quest completed one brokered private placement financing of units and one non-brokered private placement financing of units.  In addition, Silver Quest completed a brokered private placement financing consisting of flow-through shares which closed on July 20, 2011 for proceeds of $5,019,694.80.  At that time, Silver Quest had obligations to incur eligible exploration expenditures arising from two earlier flow through financings.  Since mid-October, the accounting department has determined that all of the funds raised in the two prior flow through financings had been spent before July 20, 2011.

See “Environmental” below re Reclamation Deposits

PROPERTY MATTERS

Section 3.01(p)

With respect to subsection 3.01(p)(ii), see the disclosure on the Fawn & Buck claims above.

ENVIRONMENTAL

Section 3.01(r)

Reclamation deposits lodged with the Ministry of Energy, Mines and Petroleum Resources of British Columbia are shown in the following table:

Project	Deposits @ 2011-Feb-28	Deposits @ 2011-Nov-02

Capoose	$22,000	$58,000
Davidson	3,500	3,500
3Ts	12,500	17,000

Total	$38,000	$78,500

After Closing, it will be necessary for Silver Quest and Independence Gold to arrange for the 3Ts reclamation bond to be transferred into Independence Gold’s name.

NO OPTION ON ASSETS

Section 3.01(z)

Please refer to the summary of the JAG Agreement and the summary of the Silver Trend Agreement in sections 3.01 (m), (n) and (o) above.

Please refer to the summary of the Tarsis Option Agreement in section 4.01(x) below.

NO BROKER’S COMMISSION

Section 3.01(cc)

The fees payable to Paradigm for strategic, financial and investment advisory services provided by it to Silver Quest pursuant to the letter agreement dated October 8, 2011 are as follows:

[Redacted]

USUAL BUSINESS

Section 4.01(k)

It is Richfield’s responsibility to keep the Davidson Property in good standing under the Davidson Joint Venture Agreement.

CERTAIN ACTIONS PROHIBITED

Section 4.01(l)

Please refer to Section 3.01(b) above re the issuance of shares for the exercise of Silver Quest Options and Silver Quest Warrants and shares issuable pursuant to property option agreements.

EMPLOYMENT ARRANGEMENTS

Section 4.01(m)

See disclosure under Section 3.01(i) and 3.01(h) above.

The Silver Quest Board of Directors intends to approve compensation for the three members of the Silver Quest Special Committee the aggregate amount of which will not exceed [redacted].

On February 25, 2011, Silver Quest’s compensation committee (the “Compensation Committee”) resolved to make a recommendation to Silver Quest’s Board of Directors to increase the salary of the VP of Exploration to $150,000 per annum and to increase the salary of the CEO to $260,000 per annum.  The Board of Directors intends to pass resolutions approving these salary increases prior to the completion of the Arrangement effective as of March 1, 2011, when such salary increases were first reflected in the respective monthly payments, as evidenced in the ‘Related Party Disclosure’ section of Silver Quest’s first and second quarter financial statements.

SPIN-OUT ASSETS AND LIABILITIES

Section 4.01(x)

Schedule D to the Arrangement Agreement sets out summaries of all third party agreements in connection with Silver Quest’s mineral property interests other than the Targeted Properties (the “Other Mineral Properties”).  The third party agreements summarized below require material consents in connection with the transfer of the Other Mineral Properties to Independence Gold:

TSACHA

Pursuant to an agreement (the “Tsacha Agreement”) with Teck Cominco Limited (now Teck Resources) (“Teck”) dated April 2, 2002, Southern Rio Resources Ltd. (“Southern Rio”), Silver Quest’s predecessor company, earned a 100% interest in the five Tsacha claims (the “Tsacha Property”), subject to a NSR and a “back-in” right that were retained by Teck.  The Tsacha Agreement was amended pursuant to an amending agreement dated May 6, 2011 (the “Amended Tsacha Agreement”)

Either party is entitled to transfer or assign its interest or rights under the Amended Tsacha Agreement, provided that the assignee first assumes and agrees in writing, by delivering a document in a form acceptable to the other party (in the event that Silver Quest is the assignor, such documentation from the assignee must be acceptable to Teck), to be bound by, and comply with, the terms of the Tsacha Agreement and the Amended Tsacha Agreement.

PROSPECTOR MOUNTAIN PROPERTY

Pursuant to an option agreement dated December 11, 2009 between Tarsis Resources Ltd. (the “Prospector Optionor”) and Silver Quest (the “Tarsis Option Agreement”), Silver Quest holds the option to acquire up to a 60% interest (the “First Option”) in certain claims located in the Whitehorse Mining District and an additional 10% joint venture interest (the “Second Option”), all subject to a 2% NSR payable to Almaden Minerals Ltd. and Republic Resources Ltd. (from whom the Prospector Optionor originally acquired its 100% in the claims). Upon exercise of the First Option, Silver Quest will be deemed to have acquired an undivided 60% joint venture interest and may elect to exercise the Second Option to acquire an additional 10% joint venture interest by completing a feasibility study.

All or part of the claims are transferable with the Prospector Optionor’s consent (not to be unreasonably withheld), provided that the transferee will have first delivered to the optionor its agreement related to the Tarsis Option Agreement and the mineral tenures subject to the Tarsis Option Agreement (a “Tarsis Transferee Agreement”) containing a covenant to perform the obligations of Silver Quest to be performed under the Tarsis Option Agreement in respect of the interest acquired and a provision subjecting any further sale, transfer or other disposition of such interest, or any portion thereof, to the same requirement to obtain a Tarsis Transferee Agreement from the subsequent transferee and provided further that any shares of the transferee delivered to the Propsector Optionor pursuant to the Tarsis Option Agreement be shares having an equivalent value based on the relative share prices of Silver Quest and the transferee calculated at the effective date of such transfer.

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APPENDIX 1

PROPERTY COMMITMENTS

			SILVER QUEST DISCLOSURE LETTER
			APPENDIX 1 - PROPERTY COMMITMENTS

	British Columbia			Outstanding Commitments
		No. Of	Size			Exploration
	Capoose Project	Claims	Ha	Cash	Shares	Expenditures	Due Date	NSR	Notes
	BOT (Bot)	20	5,905.48				all commitments have been met	1.50%
	Capoose (Bearclaw)	1	811.88				all commitments have been met	2.25%
	Silver Trend (staked)	11	4,350.09				some claims under Capoose AOI and/or Teck ROFR	2.25%
	Fawn & Buck	4	406.79	$ 50,000.00	50,000	$ 1,500,000.00	staged - on or before November 16, 2014	2.00%	Note 1
	Jag (Lutynski)	8	5,406.28	$ 90,000.00	50,000	$ -	on or before July 4, 2012	1.50%	Advance Royalty
	Buck (Paget Minerals)	8	3,755.39	$ -	100,000	$ -	on or before January 7, 2012	1.50%
	Rusty Creek (staked)	46	20,719.28

				$ 140,000.00	200,000	$ 1,500,000.00
	3Ts Project
	BOT (Bot)	10	3,229.57				all commitments have been met	1.50%
	Taken	1	500.00				all commitments have been met	2.0%-4.0%	Note 2
	Tam	1	369.44				all commitments have been met	1.00%	Note 2
	Tsacha	6	2,391.79				all commitments met, one claim to be dropped	2.00%
	Tommy Lake	1	155.47				all commitments have been met		Note 2

	Sam	1	20.91

	Ontario

	Minnataki

	Yukon

	Boulevard	238	4,976.58	$ 80,000.00	400,000	$ 3,000,000.00	staged - on or before July 20, 2014	2.00%	Bonus Shares
	Prospector Mountain	271	5,539.15	$200,000.00	600,000	$ 4,000,000.00	staged - on or before December 30, 2013	2.00%	JV
	Poker	75	1,568.25	$ 175,000.00	300,000	$ -	staged - on or before November 19, 2013	2.00%
	Rude Creek	316	6,607.56	$ 175,000.00	500,000	$ 1,850,000.00	staged - on or before November 19, 2013	2.00%	Note 3
	CCR (Sizzler)	36	752.76	$ 15,000.00	200,000	$ -	on or before June 29, 2012	2.00%	Bonus Shares
	Tiger	8	167.28				all commitments have been met	2.00%
	WIT	304	6,356.64	$ -	400,000	$ -	staged - on or before December 1, 2013	2.00%
	YCS	80	1,672.80				all commitments have been met	2.00%

	Staked Properties
	Battle	108	2,258.28
	Dawson Range	110	2,300.10
	Flow	599	12,525.09
	Henderson	742	15,515.22
	Ladue	40	836.40
	Mayo/Keno	19	395.58
	Mickey	302	6,314.82
	Moosehorn	90	1,881.90
	Ogo	80	1,672.80
	Sessenta	251	5,134.45
	Solitude	495	10,350.45
	Solo	232	4,851.12
NOTES:
1	SQI is in default under the terms of the Fawn & Buck Option and Joint Venture Agreement for failure to make the cash payment ($25,000) payable on Oct. 15, 2011.
	SQI intends to return the Fawn & Buck claims to the owner by Dec. 15, 2011 with at least the minimum assessment work filed

2	The Taken, Tam and Tommy Lake claims are also subject to the 2% NSR applicable to the Tsacha claims

3	The Rude Creek agreement has been terminated

4	Exploration commitments are gross expenditures required to earn the interest in the property. Amounts already incurred have not been deducted as the
	field season is just ending and a large number of invoices relating to this year's programs are still being received and processed

APPENDIX 2

SUMMARY OF ISSUED AND OUTSTANDING FOR SILVER QUEST

APPENDIX TWO

Summary of Issued & Outstanding for Silver Quest Resources Ltd.

November 3, 2011

	# of Shares	Exercise Price	Details	Expiry Date	Cash Value
Issued and Outstanding	111,284,302				
Outstanding Warrants					
	84,882	$0.75	Private Placement #20 (Broker Warrants)	December 20, 2011	$63,661.50
	1,091,498	$0.75	Private Placement #19	August 26, 2012	$818,623.50
	1,150,000	$1.30	Private Placement #21	January 19, 2013	$1,495,000.00
	69,000	$1.30	Private Placement #21	January 19, 2013	$89,700.00
	1,252,500	$1.30	Private Placement #21	January 20, 2013	$1,628,250.00
	1,247,500	$1.30	Private Placement #21	January 29, 2013	$1,621,750.00
	138,000	$1.15	Private Placement #21 (Broker Warrants)	January 19, 2013	$158,700.00
	396,897	$1.15	Private Placement #21 (Broker Warrants)	January 20, 2013	$456,431.55
	148,200	$1.15	Private Placement #21 (Broker Warrants)	January 29, 2013	$170,430.00
	5,578,477				$6,502,546.55
Outstanding Options					
	890,000	$0.30		April 24, 2013	$267,000.00
	75,000	$0.10		June 16, 2014	$7,500.00
	430,000	$0.25		September 29, 2014	$107,500.00
	200,000	$0.25		December 3, 2014	$50,000.00
	680,000	$0.35		December 18, 2014	$238,000.00
	750,000	$0.40		March 11, 2015	$300,000.00
	450,000	$0.42		June 4, 2015	$189,000.00
	1,430,000	$0.90		September 10, 2015	$1,287,000.00
	1,845,000	$0.55		February 25, 2016	$1,014,750.00
	250,000	$1.00		September 12, 2016	$250,000.00
	7,000,000				$3,710,750.00
Fully Diluted	123,862,779				$10,213,296.55
Authorized Capital	Unlimited	common shares without par value